---------------------------------
                                                       OMB Approval
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 2002
                                               Estimated average burden
                                               hours per response:         14.90
                                               ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  RENTECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Cannon Y. Harvey                              Robert M. Swysgood
The Anschutz Corporation                      The Anschutz Corporation
555 Seventeenth Street, Suite 2400            555 Seventeenth Street, Suite 2400
Denver, CO  80202                             Denver, CO  80202
(303) 298-1000                                (303) 298-1000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                SEC 1745 (03-00)

CUSIP Number:  760112102
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Anschutz Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Colorado
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           2,845,679
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       2,845,679
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,845,679

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      The Anschutz Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           2,845,679
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       2,845,679
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,845,679

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Anschutz Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           2,845,679
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       2,845,679
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,845,679

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Philip F. Anschutz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           2,845,679
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       2,845,679
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,845,679

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

            This Amendment No. 1 to the Schedule 13D filed on June 21, 2000 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC"), Anschutz Investment Company ("AIC"), and Philip F. Anschutz ("Anschutz") relates to shares of common stock, $.01 par value per share, of Rentech Inc. (the "Company") and amends Items 4, 5, 6 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

            The information previously furnished in response to this Item is amended to add the following:

            On June 2, 2000, AIC assigned its interest in the 2004 Option Agreement to The Anschutz Foundation. As a result, all of AIC's rights under the 2004 Option Agreement to purchase shares of Common Stock were transferred to The Anschutz Foundation. The purpose of the assignment was for AIC to transfer part of its ownership in the Company to and for the benefit of The Anschutz Foundation. As a result of this transfer, the deemed beneficial ownership of AIC (and TAC, AC and Anschutz) is less than 5% of the Company and AIC, TAC, AC and Anschutz will no longer be required to file under Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The information previously furnished in response to this Item is amended to read as follows:

            As of the date hereof, AIC is the record and beneficial owner of 938,750 shares of Common Stock and 1,877,500 Options to purchase Common Stock pursuant to the 2001 Options. Because of an anti-dilution adjustment provision in the 2001 Option Agreement and based upon information provided by the Company, the original right to acquire 1,877,500 shares of Common Stock has since increased by 29,429 shares of Common Stock, such that the 2001 Option Agreement currently grants AIC the right to acquire a total of 1,906,929 shares of Common Stock. TAC, AC and Anschutz are the indirect beneficial owners of all such interests. Assuming exercise of all such Options, AIC is the direct beneficial owner (and TAC, AC and Anschutz the indirect beneficial owner) of 2,845,679 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of June 2, 2000, there being 62,780,008 shares of Common Stock outstanding for the purposes of such calculations, represents approximately 4.5% of the outstanding shares of Common Stock, including the shares AIC, TAC, AC and Anschutz have a right to acquire within 60 days.(1)



------------------
(1) This calculation utilizes the Company's statement that 60,873,079 shares of Common Stock were outstanding as of April 5, 1999, as set forth in the Company's proxy statement for the annual meeting of shareholders on May 25, 2000, along with AIC's right to acquire 1,906,929 shares of Common Stock pursuant to the 2001 Option Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

            The information previously furnished in response to this Item is amended to add the following:

            On June 2, 2000, AIC assigned its acquisition rights to the 938,750 of the 2004 Options to The Anschutz Foundation. The June 2, 2000, assignment letter is filed herewith as Exhibit 10.5 and is incorporated herein by reference. Given this assignment, the related rights under the Registration Rights Agreement as to the 2004 Options have likewise been transferred to The Anschutz Foundation as to 938,750 shares of Common Stock, leaving AIC with rights to purchase 1,877,500 shares of Common Stock under the 2001 Option Agreement. As indicated in Item 5 above, because of an anti-dilution adjustment since the original issuance of the 2001 Option Agreement, AIC's rights to purchase an additional 1,877,500 shares of Common Stock has increased by 29,429 shares such that AIC currently has the right to acquire a total of 1,906,929 shares of Common Stock under the 2001 Option Agreement.

ITEM 7.     MATERIAL TO BE FILES AS EXHIBITS

            The information previously furnished in response to this Item is amended to add the following:

            Exhibit 10.5: Letter of Assignment from AIC dated June 2, 2000.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 2000
--------------------------------
Date


THE ANSCHUTZ CORPORATION



By: Philip F. Anschutz
      Chairman


       /s/ ROBERT M. SWYSGOOD
      --------------------------
      By: Robert M. Swysgood (1)
          Attorney-in-Fact







(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 2000
--------------------------------
Date


ANSCHUTZ COMPANY



By: Philip F. Anschutz
    Chairman


      /s/ ROBERT M. SWYSGOOD
      --------------------------
      By:  Robert M. Swysgood (1)
           Attorney-in-Fact







(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 2000
--------------------------------
Date


PHILIP F. ANSCHUTZ



      /s/ ROBERT M. SWYSGOOD
      --------------------------
      By: Robert M. Swysgood (1)
          Attorney-in-Fact







(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 2000
--------------------------------
Date


ANSCHUTZ INVESTMENT COMPANY



/s/ CRAIG D. SLATER
--------------------------------
By: Craig D. Slater
    President